UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number 000-24503
Whidbey Island Bank 401 (k) Plan
WASHINGTON BANKING COMPANY
450 SW Bayshore Drive
Oak Harbor, Washington 98277

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer)

WHIDBEY ISLAND BANK 401(K) PLAN
Report of Independent Registered Public
Accounting Firm and Financial Statements with
Supplemental Information
Year Ended December 31, 2006 and 2005

WHIDBEY ISLAND BANK 401(K) PLAN

December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
To the Administration Committee
Whidbey Island Bank 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Whidbey Island Bank 401(k) Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Whidbey Island Bank 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Moss Adams LLP
Everett, Washington
June 28, 2007

WHIDBEY ISLAND BANK 401(K) PLAN
Statement of Net Assets Available for Benefits
December 31, 2006 and 2005
ASSETS

	2006	2005
Assets
Investments	$12,627,301	$3,871,369
Cash in transit to new custodian	—	6,353,119
Participant loans	47,480	41,378
Contribution receivables
Participant contributions	37,362	38,668
Employer contributions	7,132	8,055

Total receivables	44,494	46,723

Total assets	12,719,275	10,312,589

Liabilities

Corrective distributions	—	58,131

Net Assets Available for Benefits	$12,719,275	$10,254,458

See accompanying notes to these financial statements.

WHIDBEY ISLAND BANK 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

2006
Additions to Net Assets Attributed to:
Investment Income
Cash dividends on Company stock	$55,298
Interest on participant loans	3,175
Net appreciation in fair value of investments	1,399,084

Total investment income	1,457,557

Contributions
Employer	227,306
Participant
Salary deferral	1,031,313
Rollover	107,411

Total contributions	1,366,030

Total additions to net assets	2,823,587

Deductions From Net Assets Attributed to:
Benefits paid to participants	344,761
Administrative expenses	14,009

Total deductions from net assets	358,770

Net Increase in Net Assets Available for Benefits	2,464,817

Net Assets Available for Benefits, beginning of year	10,254,458

Net Assets Available for Benefits, end of year	$12,719,275

See accompanying notes to these financial statements.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Note 1 — Description of Plan
The following brief description of the Whidbey Island Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan, adopted January 1, 1993, to provide retirement and disability benefits to the employees of Whidbey Island Bank (the “Bank” and/or “Sponsor”) and Washington Funding Group, Inc, wholly owned subsidiaries of Washington Banking Company (the “Company”). Washington Funding Group, Inc., a wholesale mortgage real estate lending company (“WFG”), was a former subsidiary of the Company, which was a Washington State corporation formed in January 2003. The primary purpose of this subsidiary was to provide a loan-funding source for brokers of mortgage loans. The Company closed WFG’s operations effective June 30, 2004. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.
Change in Plan Custodians — At December 31, 2005, the Sponsor changed custodians from Principal Financial Group to Union Bank of California. All Plan assets, excluding the Sponsor’s common stock held by American Stock Transfer & Trust Company and participant loans were liquidated into cash and wired to Union Bank of California. The funds were reinvested as directed by participants.
Employer Contributions — The Bank matches 50% of each participant’s elected contributions, up to 5% of their eligible compensation. At the discretion of the Bank’s Board of Directors, annual profit sharing contributions are also allocated to eligible employees based upon annual participant earnings. Employees become eligible to receive matching and profit sharing contributions as of January 1, or July 1 after completing one year of service. For eligibility purposes, an employee is deemed to have one year of service upon completing 1,000 hours of service. There were no profit sharing contributions made by the Bank for the year ended December 31, 2006.
Participant Elected Contributions — All employees age twenty-one or older may elect to contribute a portion of their compensation into the Plan on a tax-deferred basis. The participant’s contribution may not exceed limits established in the Internal Revenue Code. Employees are eligible to make contributions on the first day of the month following their hire date. Withheld amounts are deposited by the Bank into the Plan as soon as practicable, but no later than the 15th business day following the end of the month in which amounts are contributed by employees or withheld from their wages.
Participant Accounts — Separate accounts are maintained for each participant’s contributions and allocated share of Plan earnings, Bank contributions and forfeitures and Plan expenses.
Vesting — Participants are fully vested in their participant elected and employer-matching contributions at all times. For vesting of discretionary employer profit sharing contributions, an employee must complete 1,000 hours of service during a vesting computation period in order to receive credit for one year of service. Employer profit sharing contributions vest as follows: 1 year of service — 0%; 2 years — 20%; 3 years — 40%; 4 years — 60%; 5 years — 80%; 6 years — 100%. Participants become fully vested at the age of 65, upon the participant’s death or upon permanent disability.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Note 1 — Description of Plan (Continued)
Forfeitures — Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are used to reduce the Plan sponsor’s matching contributions. For the year ending December 31, 2006, forfeitures of $10 were used to reduce employer-matching contributions.
Investment Options — The Plan’s trustees establish investment options including the Sponsor’s common stock, Washington Banking Company. Participants direct their contributions into any of the available investment options. The Plan does not require collateral or other security to support these financial instruments. Participants may change their investment options at any time.
Investment securities are exposed to various risks, such as interest rate, market, and credit risk. In addition, many of the Plan’s investments are, by their nature, concentrated in certain industry segments or investment types, which may create additional risks due to investment concentrations. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.
Payment of Benefits — On retirement, death, disability or termination, a participant may elect to receive their vested account balance in a lump sum amount or monthly, quarterly, or annual installment payments over a fixed reasonable period not to exceed the life expectancy of the employee or the employee’s beneficiaries. With approval of the Sponsor, early withdrawals may be paid by the Plan to those employees experiencing a financial hardship as defined by the Plan.
Administrative Expenses — All administrative expenses of the Plan may be paid out of the Plan’s assets if the Sponsor does not pay the expenses directly. The Sponsor paid a portion of the expenses in 2005.
Plan Termination — Although it is currently the intent of the Bank to continue the Plan, the Bank may terminate the Plan upon giving 60 days notice to the Trustee. In the event of such discontinuance, the net assets of the Plan would be distributed to the participants in the proportion determined by their respective accounts. Upon termination, all participants’ accounts would become fully vested.
Loans — Participant loans are made at the discretion of the Plan administrator. Loans cannot exceed the lesser of 50% of the participant’s total vested account balance or $50,000. Loans are collateralized by participant account balances and bear interest at rates that range from 6.00% to 9.00%, which are commensurate with local prevailing rates. Principal and interest is paid ratably through payroll deductions.
New Accounting Pronouncements — As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Note 2 — Summary of Significant Accounting Policies
The following significant accounting policies were used to prepare the financial statements in accordance with generally accepted accounting principles:
Basis of Accounting — The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates — The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in the Sponsor’s common stock. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Net appreciation of mutual fund accounts includes interest, dividends, and realized and unrealized gains or losses.
The investment in common collective trusts are presented at fair value on the Statement of Net Assets Available for Benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to principal balance plus accrued interest. As provided on the FSP, an investment contract which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. As of December 31, 2006 and 2005, fair value approximates contract value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Benefit Payments — Benefits are recorded when paid.
Federal Income Tax — The Plan had received a determination letter dated October 26, 1994 indicating that the Plan was qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.
Use of Estimates — The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Note 3 — Cash and Investments
Cash — In connection with the change in custodians, shares of pooled separate accounts were liquidated and wired to the new custodian on December 30, 2005.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Note 3 — Cash and Investments (Continued)
The following is a summary of investments other than participant loans at December 31, 2006 and 2005:

	2006		2005
	Fair Value		Fair Value
Investments at fair value as determined by quoted market price:
Washington Banking Company common stock	$4,813,927	*	$3,871,369	*
Rainer: Small & Mid Cap Equity	1,219,809	*	—
Goldman Sachs Mid Cap Value A	1,085,706	*	—
Growth Fund of America	857,881	*	—
Fidelity Advance Diversified Intl. T	736,780	*	—
Elliot Cove Cap Aggressive	723,232	*	—
Stable Value Fund (A)	508,300		—
MFS Research Bond A	420,786		—
HW Large Cap Value A	388,760		—
DWS Dreman Small Cap Value A	358,681		—
Baron Small Cap	311,175		—
Dreyfus Index: S&P500 Index	246,781		—
Elliot Cove Cap Moderate	210,340		—
Davis New York Venture (A)	201,329		—
AIM Mid Cap Core Equity A	175,780		—
HighMark Diversified Money Market	171,101		—
Elliot Cove Core Allocation	118,955		—
Elliot Cove Cap Balance	72,804		—
Elliot Cove Cap Consolidated	5,174		—

	$12,627,301		$3,871,369

*	Investment represents 5% or more of net assets available for benefits.
During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2006
Investments at fair value as determined by quoted market price:
Shares of Bank common stock	$573,438
Mutual Funds	825,646

Net appreciation in fair value	$1,399,084

Note 4 — Related Party Transactions
The Plan also invests in the common stock of Washington Banking Company and qualifies as a party-in-interest.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Note 5 — Reconciliation Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s preliminary Form 5500.

	2006	2005
Net assets available for benefits per the financial statements	$12,719,275	$10,254,458
Contribution receivables
Participant	(37,362)	(38,668)
Employer	(7,132)	(8,055)
Corrective distributions to participants	—	58,131

Net assets available for benefits per the Form 5500	$12,674,781	$10,265,866

	2006
Net increase in net assets for Plan benefits per financial statements	$2,464,817
2006 contribution receivable	(44,494)
2005 contribution receivable	46,723
2005 corrective distributions to participants	(58,131)

Net increase in net assets available for Plan benefits per Form 5500	$2,408,915

Note 6 — Corrective Distribution
As part of the requirements to qualify as a 401(k) plan, a plan must meet a special actual deferral percentage (“ADP”) test annually. The ADP test is designed to limit the extent to which elective contributions made on behalf of highly compensated employees may exceed elective contributions made on behalf of non-highly compensated employees. Failure for the plan to comply with the ADP test can result in the loss of the tax-qualified status of the plan if such excess contributions are not refunded in a timely basis.
Based upon the results of the ADP testing, several highly compensated individuals were required to have excess contributions refunded. A payable in the amount of $58,131 was recorded at December 31, 2005. Such amounts were distributed in accordance with IRS regulations during 2006.

Supplemental Information

WHIDBEY ISLAND BANK 401(K) PLAN
EIN Number 91-0726237
Plan Number 001
Form 5500 and Required Portion of Schedule H
December 31, 2006
Form 5500, Required Portions of Schedule H
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

(a)	(b)	(c)	(d)		(e)
	Issuer	Investment Description	Cost**		Current Value

*	Washington Banking Company	Common Stock, 286,714 shares			$4,813,927
	Rainer Small & Mid Cap Equity	Registered Investment Company	*	*	1,219,809
	Goldman Sachs Mid Cap Value A	Registered Investment Company	*	*	1,085,706
	Growth Fund of America	Registered Investment Company	*	*	857,881
	Fidelity Advance Diversified Intl. T	Registered Investment Company	*	*	736,780
	Elliot Cove Cap Aggressive	Registered Investment Company	*	*	723,232
	Stable Value Fund (A)	Common Collective Trust	*	*	508,300
	MFS Research Bond A	Registered Investment Company	*	*	420,786
	HW Large Cap Value A	Registered Investment Company	*	*	388,760
	DWS Dreman Small Cap Value A	Registered Investment Company	*	*	358,681
	Baron Small Cap	Registered Investment Company	*	*	311,175
	Dreyfus Index: S&P500 Index	Registered Investment Company	*	*	246,781
	Elliot Cove Cap Moderate	Registered Investment Company	*	*	210,340
	Davis New York Venture (A)	Registered Investment Company	*	*	201,329
	AIM Mid Cap Core Equity A	Registered Investment Company	*	*	175,780
	HighMark Diversified Money Market	Registered Investment Company	*	*	171,101
	Elliot Cove Core Allocation	Registered Investment Company	*	*	118,955
	Elliot Cove Cap Balance	Registered Investment Company	*	*	72,804
	Elliot Cove Cap Consolidated	Registered Investment Company	*	*	5,174
*	Participant loans	Rates ranging from 6.00% to 9.00%, collateralized by participant's vested equity accounts			47,480

*	Indicates party in interest

**	Historical cost information not required for participant directed accounts

EXHIBITS
23 Consent of Independent Accountants
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee or other persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.
Date: June 28, 2007

WHIDBEY ISLAND BANK 401 (k) PLAN
By	/s/ Michal D. Cann
Michal D. Cann, Trustee